Shareholder Rebuttal to Dollar Tree, Inc.’s Opposition Statement

on Greenhouse Gas Emissions Goals

240.14a-103 Notice of Exempt Solicitation

U.S. Securities and Exchange Commission, Washington DC 20549

NAME OF REGISTRANT: Dollar Tree, Inc.

NAME OF PERSON RELYING ON EXEMPTION: Jantz Management LLC

ADDRESS OF PERSON RELYING ON EXEMPTION: 470 Atlantic Avenue, 4th Floor, Boston, MA 02210

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.*

*Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

DOLLAR TREE shareowners are encouraged to vote FOR resolution #4:

Resolved: The shareholders request that the Board of Directors of Dollar Tree, Inc. (the “Company”) prepare a report to shareholders by one year from the annual general meeting of the company that describes how it is aligning its long-term business strategy with the projected long-term constraints posed by climate change. The report should be prepared at reasonable expense and may exclude confidential information.

Overview

The Paris Agreement, adopted by 195 nations at the 21st Conference of the Parties to the UNFCCC in December 2015, included the aim of “strengthening the global response to the threat of climate change by holding the increase in the global average temperature to well below 2°C above pre-industrial levels and pursuing efforts to limit the temperature increase to 1.5°C above pre-industrial levels.” Furthering this, the October 2018 Intergovernmental Panel on Climate Change (IPCC) report found that “warming of 1.5°C or higher increases the risk associated with long-lasting or irreversible changes…”1

_____________________________

1 https://www.ipcc.ch/2018/10/08/summary-for-policymakers-of-ipcc-special-report-on-global-warming-of-1-5c-approved-by-governments/

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; the Proponent is not able to vote your proxies, nor does this communication contemplate such an event. The proponent urges shareholders to vote YES on item number 4 following the instruction provided on the management’s proxy mailing.

Experts increasingly believe that in order to avoid the most dangerous effects of global warming, the world must reduce greenhouse gas (GHG) emissions as quickly as possible.2 A 2015 Nature Climate Change article emphasized that because the deployment of negative-emissions technologies will likely be limited due to any combination of the environmental, economic, or energy constraints examined in the study, "Plan A" must be to reduce GHG emissions aggressively now. 3 Because February 2020 global land-only temperature was the planet's third warmest on record for the globe,4 the Proponent believes Dollar Tree should consider setting more aggressive GHG reduction targets sooner than planned.

Image description: Departure of temperature from average for February 2020, the second warmest February for the globe since record keeping began in 1880. Only February 2016 was warmer. The February 2020 global land-only temperature departure of 2.27°C (4.09°F) was also the third highest for any month in the 1,682-month record.

Image credit: National Centers for Environmental Information (NCEI)

Furthermore, the earth is experiencing these record high temperatures as carbon-emissions continue to increase the level of carbon in the atmosphere5:

Image credit: National Oceanographic and Atmospheric Administration

_____________________________

2 https://phys.org/news/2015-12-aggressive-action-greenhouse-gas-emissions.html

3 https://phys.org/news/2015-12-aggressive-action-greenhouse-gas-emissions.html

4 https://www.ncdc.noaa.gov/sotc/global/202002

5 https://www.esrl.noaa.gov/gmd/webdata/ccgg/trends/co2_data_mlo.png

Business risks exist due to climate change.

The Proponent believes that business risks for our company due to climate change exist, such as: increasing cost of natural products and materials used to manufacture the products we sell; potential delays in transit of products to our stores due to extreme weather conditions; damage to products in stores due to extreme weather; and unpredictable seasonal changes which affect customer purchasing. The Proponent believes these risks are particularly cogent given that drastic climate change weather events are already happening. National Geographic claims that California is “just hotter and drier than it used to be, and that's driving a trend toward larger fires.”6 As an illustration of the potential scale of financial risk of these climate change weather events, the late 2018 wildfires in California cost at least $3 billion simply to clear debris.7 To the extent that a company is reliant on fossil fuel-based energy sources, the Proponent believes there is strong potential for disruption because an inevitable policy response to climate change will drive restraints on carbon in energy sources.

Risks related to climate change were further emphasized by the Fourth National Climate Assessment (“NCA4”) which was released in 2018 by the U.S. Global Change Research Program – a group of 13 U.S. federal agencies that have evaluated expected effects of climate change. That assessment states that “without substantial and sustained global mitigation and regional adaptation efforts, climate change is expected to cause growing losses to American infrastructure and property and impede the rate of economic growth over this century” (emphasis added). NCA4 describes a wide range of likely detrimental effects on communities, the economy, infrastructure, and more. Extrapolating from that assessment, our Company may see higher electricity costs due to “rising temperatures [that] are projected to reduce the efficiency of power generation while increasing energy demands” as well as potential increases in import prices of the products we sell due to the “impacts of climate change beyond our borders [that] are expected to increasingly affect our trade and economy.”

The Proponent believes that tracking and reducing climate impact of the Company is both the best way for the Company to avoid these disruptions, and also, when such activities are spread across the economy, an appropriate strategy for reducing climate change and therefore reducing company-wide impacts.

An aggressive target on GHG emissions reduction is essential.

While Dollar Tree engages in some energy efficiency enhancement measures, the Proponent is not aware of Company calculations or disclosures of estimated greenhouse gas emissions from its operations. To our knowledge, the Company also has not established goals for reducing GHGs based on any timeframe. The Proponent believes that the 2015 Paris Agreement’s more aggressive target to limit global warming to no more than 1.5 degrees Celsius above pre-industrial levels is a more expeditious call to action than planned in Dollar Tree’ current business goals.

Dollar Tree is a member of the Retail Industry Leadership Association8, which has publicized other companies’ leadership strategies, entirely consistent with the request of the Proposal.

_____________________________

6 https://www.nationalgeographic.com/environment/2018/11/climate-change-california-wildfire/

7 https://www.nbcnews.com/news/us-news/california-wildfires-costs-soar-past-last-year-s-records-n946856

8 The RILA describes itself as : As the retail industry’s advocate in Washington, RILA is a trusted source dedicated to telling the retail industry’s story and informing lawmakers of the impact and consequences of the decisions they make. On the retail operations side, RILA provides a forum where members can conduct discussions aimed at understanding common operational practices, areas of concern and pragmatic solutions to problems.

Shareholders should be concerned that the Company is not adopting the climate leadership strategiesprofiled by its own industry association on this critical issue of climate impact. In the retail sector, many firms the Company has identified as its competitors9 have adopted strategies consistent with the Proposal – demonstrating the feasibility and relevance of the Proposal to the sector and the Company. Peer companies, some of whom have similar sourcing strategies, have nevertheless found it strategically valuable and appropriate to develop quantitative GHG reduction goals.10

Contradicting the Company’s statement that the Board and Company have now implemented the substance of the Resolution of the shareholder proposal, the Company has not made a commitment to setting long term GHG emissions reduction goals with quantitative targets, the Company has merely proposed to “discuss long-term goals.”

Conclusion:

The Proponent believes that pursuing efforts to limit the temperature increase to 1.5 degrees Celsius requires that Dollar Tree adopt aggressive GHG reduction goals. We believe that Dollar Tree has the leadership and resources to create an effective and sustainable plan.

We urge you to vote “FOR” proxy item #4. Should you have any proposal-specific questions please feel free to contact us at info@jantzmgmt.com.

Date: April 27, 2020

By:	/s/ Christine J. Jantz
Christine J. Jantz
CEO
Jantz Management LLC

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; the Proponent is not able to vote your proxies, nor does this communication contemplate such an event. The proponent urges shareholders to vote YES on question number 4 following the instruction provided on the management’s proxy mailing.

_____________________________

9 See “Use of Peer Group”https://www.sec.gov/Archives/edgar/data/935703/000104746920002550/a2241331zdef14a.htm

1010 TJX Companies (“TJX”): http://www.tjx.com/responsibility/environment/ Target Corporation: https://corporate.target.com/corporate-responsibility/planet/climate PVH Corporation: https://pvh.com/~/media/PVH/Files/corporate-responsibility/cr2017/PVH%202017%20CR%20Report.ashx L Brands: https://www.lb.com/responsibility/environment/energy--climate